PICKLEBALL ETC. LLC

FORM C
OFFERING MEMORANDUM

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECUIRITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding ("Reg CF") must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form - Form C - is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under Reg CF at 17 CFR §227.201.

FORWARD LOOKING STATEMENTS

There are statements in this Form C that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Form C carefully, especially the risks discussed under "Risk Factors." Although management believes that the assumptions underlying the forward-looking statements included in this Form C are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Form C will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

THE COMPANY

Name of Company	Pickleball Etc. LLC (DBA: PowerPlay Pickleball)
State of Organization	California
Date of Formation	December 11, 2023
Entity Type	LLC
Street Address	19401 South Main Street Carson, CA 90248
Website Address	www.powerplaypb.com

DIRECTORS AND OFFICERS OF THE COMPANY

Name	Age	Position
Steve Raack	53	Founder / Managing Member

Mr. Raack has nearly 30 years of business experience within multiple industries. He has been an executive in multi-billion-dollar, global brands and has scaled start-ups from ideas to profitable companies.

Pickleball Superstore, Inc.
As the CEO of Pickleball Superstore, Mr. Raack has led the development of the strategies and execution frameworks to scale the brand in alignment with the Board of Directors. Currently, Mr. Raack leads all aspects of Pickleball Superstore including strategy, sales, marketing, technology, legal, finance, purchasing and warehouse operations. Mr. Raack led a successful Reg CF Offering for Pickleball Superstore, which closed in November 2023.

Gigfiliate, Inc.
Mr. Raack is the CEO of Gigfiliate, an innovative Software as a Service (SaaS) technology platform which powers next generation affiliate marketing programs. With its proprietary suite of APIs, the Gigfiliate technology integrates with industry leading eCommerce platforms such as Shopify, WooCommerce and Magento. Gigfiliate's client base includes skincare, nutrition, CBD, homewares along with other industry brands and is operating currently in several countries around

the world. Gigfiliate is currently integrated with Pickleball Superstore and is powering their SuperAffiliate Program.

Strat-Ops Consulting, LLC
Mr. Raack has led the operations of Strat-Ops Consulting, LLC since 2008. A boutique consulting agency focused on start-ups and mid-sized direct to consumer brands, Strat-Ops Consulting has worked with many clients globally with an emphasis in skincare, nutrition and consumer product sectors. Strat-Ops Consulting provides strategy, operations and affiliate compensation plan consulting through fractional CEO, fractional COO, business advisory and strategic project execution services for its clients.

Additional Executive / Work Experience
Mr. Raack has worked with industry leading brands such as Beautycounter (Chief Operating Officer), Vitalibis (Chief Executive Officer), Arbonne International (Strategy & Business Operations Executive), Herbalife (Global Operations Executive), Sony Pictures Entertainment (Strategy & Planning), EDS Consulting, Andersen Consulting (Accenture) and NASA. Mr. Raack has also served on a few Advisory and Business Boards with for-profit and non-profit organizations.

PRINCIPAL SECURITY HOLDERS

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Membership Units	% of Voting Power[1] (Prior to Offering)
Steve Raack	3,000,000	58.8%

THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Company

Pickleball Etc, LLC is 4.3 acre indoor / outdoor pickleball facility in Carson, CA. The property consists of a stand-alone warehouse of approximately 40,000 square feet and a stand-alone clubhouse of approximately 6,000 square feet.

The Company was founded on December 11, 2023, by Steve Raack as the Managing Member. A lease was signed on January 11, 2024, which commenced on February 1, 2024. Operations of Phase 1 began on December 8, 2024.

Pickleball Etc. LLC is the legal entity, however the current branding of the location is being referred to as PowerPlay Pickleball, DBA: PowerPlay Pickleball. The Managing Member continues to explore options regarding the actual future name of the pickleball club.

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[1] Based on 5,104,916.67 Membership Units issued and outstanding as of March 18, 2025.

Building out the pickleball club is planned to open in three phases. Phase 1 will consist of demolition and construction of an estimated 9 indoor pickleball courts, 1 practice court along with a reception area, Pro Shop, lounge, upgraded bathrooms and a podcast studio and office space. The Company will begin enrolling members and generating revenue around the time of Phase 1 completion. Phase 2 will consist of the demolition and construction of a new parking lot. Phase 3 will consist of the demolition and construction of an estimated 21 outdoor pickleball courts and a two-story clubhouse. The first story of the clubhouse will consist of bathrooms, a gathering area and potentially a light food and beverage service area. The second floor of the clubhouse will consist of a loft space and outdoor patio.

Revenue streams for the property will consist of player memberships, drop-in fees, tournaments, events, academies, coaching, food and beverage, and EV charging station revenue. The Company has not signed a Letter of Intent with an EV Charging Company to install EV charging stations in the parking lot.

An Investor Overview Presentation is attached to this Memorandum as Appendix B. In conjunction with the Reg CF Offering, the Company is also conducting a private Regulation D offering, combined of up to 4,000,000 Membership Units at the same purchase price of $1.20 per Unit. A Form D relating to the Regulation D offering was filed with the SEC on February 16, 2024.

Steve Raack has previous experience with a successful Reg CF financing for his company, Pickleball Superstore, Inc. The proceeds of this Reg CF Offering for Pickleball Etc. LLC will be used to build a sense of community ownership for the pickleball club while also raising capital required to build out the facility for launch.

Market

Pickleball is the fastest growing sport in the United States for the past several years. Pickleball is a court sport played on a badminton-sized court with the net set to a height of 34 inches at the center. It is played with a perforated plastic ball and composite or wooden paddles about twice the size of ping-pong paddles. It can be played indoors or outdoors and is easy for beginners to learn, but can develop into a fast-paced, competitive game for experienced players. In addition, the game has developed a passionate following due to its friendly, social nature, and its multi-generational appeal.

Pickleball can be played as singles or doubles. New players can learn the basic rules quickly in a single session. No special apparel is needed - just something comfortable and appropriate for a court sport. Equipment is inexpensive and easily portable. The game can be played by all ages and is particularly popular in school physical education programs and in adult living communities.

There is not an official organization which publishes metrics for the industry and many players enjoy the sport at local parks or even in front of their homes. To help provide insights into the industry, here are a few data sources to consider.

Pickleball: By the Numbers[2]

Pickleball grew in 2021 to 4.8 million players in the US, according to the 2022 Sports & Fitness Industry Association (SFIA) Single Sport Report on Pickleball. SFIA is the premier trade association for top brands, manufacturers, retailers and marketers in the American sporting goods and fitness industry.

This 14.8% growth from 2020 to 2021 follows on the heels of 21.3% growth the previous year and contributes to a 11.5% average annual growth rate over the past 5 years.

- Of the 4.8 million Total participants, 3.5 million were "Casual" players who play 1-7 times a year
- 1.4 million were "Core" players who play 8 or more times a year
- While the number of Core participants did not grow from 2020 to 2021, Casual players grew by 22%
- 60% of total participants are men and 40% are women; with a slightly faster rate of growth among women
- The average age for all players continues to drop, to 38.1 years old in 2021, a decrease of 2.9 years from 2020
- The average age of Core players is 47.9 and Casual players 34.3 years old
- 52% of Core players are 55 or older while 79% of Casual players are 54 or younger
- Growth of total participants from 2020 to 2021 was the fastest among players under 24 years of age (21%)
- Annual growth among players 55 and older was a more modest 10%

Pickleheads (https://www.pickleheads.com/blog/pickleball-statistics)

Pickleheads compiled the top pickleball stats from a variety of sources, from player adoption to the growth rate in courts.

- There are currently 36.5 million pickleball players estimated in the United States according to the Association of Pickleball Professionals in 2022
- Pickleball participation has grown an average of 158.6% over the last 3 years according to the SFIA
- Pickleball is the fastest-growing sport in America for the past three years
- Players 18-34 make up the largest percentage of pickleball players at 28.8% nationwide
- There are currently 10,320 pickleball courts in the United States
- The pickleball paddle market size is estimated at $152.8 million in 2021 and is forecasted to grow at 7.7% CAGR through 2028.

Pickleball in Los Angeles, CA

Los Angeles does not currently have a dedicated pickleball club. The majority of the locations are public parks with a handful of pickleball courts within existing tennis clubs. At some parks, pickleball players can wait 45 minutes to an hour to play a game due to the demand of players. Los Angeles is a challenging area for pickleball clubs due to land / lease costs, traffic issues, sound issues and lack of parking.

The image below highlights the lack of courts in the LA area with a total of 216 pickleball total courts (*data from PicklePlay*).

KEY POINTS IN RELATION TO PICKLEBALL ETC. LLC'S LOCATION

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[2] See USA Pickleball (https://www.usapickleball.org/docs/USA-Pickleball-Fact-Sheet-2023.pdf)

- 2.5M population (10-mile radius)
- 44 locations (216 pickleball courts; 20-mile radius)
- Largest locations each have 16 courts
    - Beverly Hills (20 miles away)
    - Seal Beach (17 miles away)
- Average number of courts per location: 4
- Large corporations such a Honda and Herbalife are located less than 5 miles away

Pickleball Etc. LLC is estimated to have 30 total courts. This will make it the largest, dedicated pickleball club in Southern California. Adding this location and number of courts is approximately 13% of the total pickleball court locations in this defined area.


Beverly Hills
Los Angeles
Monterey Park
Culver City
East Los Angeles
Vernon
Commerce
Huntington Park
Pico Rivera
Bell Gardens
Inglewood
South Gate
Santa Fe Springs
Downey
Lynwood
El Segundo
Hawthorne
Norwalk
Compton
Paramount
Manhattan Beach
Lawndale
Gardena
Bellflower
Cerritos
Redondo Beach
Carson
West Carson
Cypress
Los Alamitos
Rolling Hills Estates
Lomita
Long Beach
Terminal Island
Seal Beach

NUMBER OF EMPLOYEES

The Company currently has no employees as the Company is utilizing independent contractors for staffing. The Company may hire or discharge employees and independent contractors in the future to meet its objectives and anticipates building a staff focused on pickleball club operations including a Pickleball Director, Coaches and reception / Pro Shop staff. The Company will use independent contractors to also meet its objectives and the Company anticipates outsourcing the light Food & Beverage services to an experienced operator.

During the construction phase of the project, the Company will use independent contractors: architects, general contractors, designers and other resources as needed to create a premiere pickleball club.

RISK FACTORS

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Our business is difficult to evaluate because we have a limited operating history:

As the Company has a short amount operating history (approximately 3 months), a limited number of assets, and is dependent on investors and/or loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations.

Market conditions may adversely affect the Company:

The demand for pickleball courts is extremely high currently due to the rapid growth of the sport. This demand may change based on a variety of reasons, many of which are potentially unknown and beyond our control. In the event of an economic downturn, pickleball players may not find a club membership to be an essential need. Thus, in difficult economic environments, club membership and engagement of other services may be significantly reduced, and this reduction may adversely affect the Company's prospects, business, financial condition and results of operations.

The Company is subject to regulatory risks:

The sports industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by supply chain breakdowns:

The availability and cost of raw materials, manufacturing equipment, and transportation can be affected by a range of factors, such as weather events, natural disasters, labor disputes, tariffs, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

Intellectual property risks:

Pickleball Etc. LLC and any future trademarks may be subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as existing trademarks or patents. Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Cybersecurity risks:

As a business that operates online, Pickleball Etc. LLC may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime. If we are affected by such an incident, we may incur substantial costs and suffer other negative consequences, such as remediation costs, repairs of system damage and incentives to customers and business partners in an effort to maintain relationships after an attack.

Product liability risks:

As a pickleball club and retailer of sporting goods products, Pickleball Etc. LLC may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Personal liability risks:

As a pickleball club where players may get injured, Pickleball Etc. LLC may be exposed to liability risks. Personal injury may also occur on the Company's premises during the construction phase of the project. Personal injury may also occur on the Company's premises during club operations while people are playing or watching pickleball.

Dependence on key suppliers or partners:

Pickleball Etc. LLC depends on key suppliers and partners to provide goods and services. If Pickleball Etc. LLC cannot maintain its relationships with key suppliers or partners it could disrupt its operations or harm the Company's business.

Dependence on current management:

The success of Pickleball Etc. LLC is also dependent on the experience and expertise of its management. The loss of key personnel and other members of management could disrupt the Company's operations and harm its business. Current management has extensive familiarity with pickleball, and given its recent rise in popularity it might be difficult to replace the Company's current management team with persons of equivalent knowledge and experience.

Economic risks may negatively affect the Company:

Economic conditions can impact consumer spending and purchasing habits, which could impact Pickleball Etc. LLC's membership, sales and profitability. Many participants and casual fans may view pickleball as a luxury and may cut back on expenditures on pickleball in difficult economic times. Any such spending reductions may adversely affect the Company's prospects, business, financial condition and results of operations.

Competition may negatively affect the Company:

The sports industry is highly competitive, and Pickleball Etc., LLC may face competition from established entities with more resources and brand recognition.

Several pickleball clubs are being analyzed, including conversion of existing tennis facilities. Given the demand for pickleball courts, there are likely many people and organizations researching and pursuing pickleball club opportunities.

As the pickleball industry matures, more pickleball clubs are likely to enter the space. There are barriers to entry related to relationships, locations, etc. and having enough capital to properly build and operate a successful pickleball operation.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

Overview

The Company is offering "securities" in the form of C Units, which we refer to in this Memorandum as "Units." The Units are being offered at $1.20 per Unit. For example, if you purchase 1,000 Units you will pay $1,200. The Unit will not have any preemption rights. The Units have voting rights, and one Unit equals one vote. The Units will be sold pursuant to the Subscription Agreement in the form attached to this Memorandum as Appendix A. For more information about the nature of the securities see the Subscription Agreement. The Subscription Agreement is the only method of acquisition of the Units.

Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	March 25, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with the provisions of this Memorandum.

The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early pursuant to Rule 304(b) of Reg CF. In such case (i) the closing date must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the closing date to the investors with accepted investment commitments that will be included in the closing, (iii) investor are provide the opportunity to cancel their investment up to 48 prior to the closing date and (iii) the Company continues to meet or exceed the Target Offering Amount on the closing date.

Investment commitments are not binding on the Company until they are accepted by the Company which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$950,000
If Yes, how will the Company deal with the oversubscriptions?	First serve basis

How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the Offering per the following table. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount is Raised
Sales & Marketing	0%	$ 0	5%	$ 47,500
Construction	57%	$ 5,700	90%	$ 855.000
Staffing	40%	$ 4,000	2%	$ 19,000
Intermediary Fees*	3%	$ 300	3%	$ 28,500
Total	100%	$ 10,000	100%	$ 950,000

* Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

The Investment Process to Invest

- Review this Form C
- If you decide to invest, enter an amount and press the Invest button, then follow the instructions

To Cancel Your Investment

Send an email to investments@andescap.com no later than 48 hours before an Offering closing date or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to an Offering closing date.
- The Company will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before an Offering closing date, the funds will be released to the Company upon the Offering closing date and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Subscription Agreement attached to this Memorandum as Appendix A.

Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

How the Units are Being Valued

The valuation of the Units is based solely on the opinion of management and is therefore arbitrary. No experts, professionals, or specialists were contacted or employed to provide a valuation of the Units.

The Intermediary

The Company is offering its securities through Andes Capital Group, LLC (the "Intermediary"), which is a "Broker Dealer" licensed by the Securities and Exchange Commission and FINRA. Andes Capital Group, LLC's Central Index Key (CIK) number is 0001348811, their SEC File number is 8-67202, and their Central Registration Depository (CRD) number is 139212.

Compensation of the Intermediary

A fee equal to 3% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering. The Company authorizes the Intermediary to deduct the fee directly from the Company's third-party escrow or payment account.

Terms of the Securities

Price of the Securities

The Company is offering the Units at a purchase price of $1.20 per Unit in this Offering. For example, if you purchase 1,000 Units, you will pay an aggregate purchase price of $1,200.

Obligation to Contribute Capital

Once you pay for the Unit, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Restrictions on Transfer of Securities

(a)   Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

       (1)   To the issuer of the securities;

       (2)   To an accredited investor;

       (3)   As part of an offering registered with the SEC; or

       (4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)   For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)   For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security

The Units are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Member Rights

The rights to the investors could be altered by a majority vote of Members entitled to vote.

Other Classes of Securities

The Company currently has the following securities issued and outstanding:

Name of Security	Membership Units
Number of Membership Units Outstanding	5,104,916.67
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per Unit, no preemption rights
How these securities differ from the Units being offered to investors	See Below*

* The Company has authorized a total of 10,000,000 Membership Units consisting of 6,000,000 Common Units (60%), and 4,000,000 in Other Units (40%). The Managing Member estimates the following Unit composition of the Other Units: 1,250,000 A Units (12.5%), 1,958,333.33 B Units (19.6%) and 791,666.67 C Units (7.9%). The Managing Member reserves the right to allocate the Other Units as deemed necessary and in the best interest of the Company.

A. **Common Units.** The 6,000,000 Common Units were created for Founders, Officers, Employees and potentially strategic alliances. Upon formation of the Company on December 11, 2023, 3,000,000 of those Common Units were issued to the Founder and Managing Member. It is the intent that the other 3,000,000 will be allocated to the Managing Member, Officers, Employees, Independent Contractors and potential strategic alliances over time. Each Common Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company and be entitled to profit and loss distributions and allocations. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

B. **A Units.** The Company, at the Managing Member's option and sole discretion per the Operating Agreement, may sell the A Units to raise working capital for the Company. The Managing Member has allocated 1,250,000 A Units to be sold for $1.20 each in order to raise $1,500,000 in working capital, equating to approximately 12.5% of the Company. A Units are being offered to initial investors. Each A Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Operating Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the A Units to receive accelerated dividend allocations over other Member dividend allocations until such time as they are re-paid 100% of their Capital Contribution. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

C. **B Units.** The Company, at the Managing Member's option and sole discretion per the Operating Agreement, may sell the B Units to raise working capital for the Company. The Managing Member has allocated 1,958,333.33 B Units to be sold for $1.20 each in order to raise $2,350,000 in working capital, equating to approximately 19.6% of the Company. Each B Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Operating Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the B Units to receive priority dividend allocations over other Member dividend allocations, but not before A Unit Member dividend allocation requirements are met, until such time as they are re-paid 50% of their Capital Contribution. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

D. **C Units.** The Company, at the Managing Member's option and sole discretion per the Operating

Agreement, may sell the C Units to raise working capital for the Company via this Reg CF Offering. The Managing Member has allocated 791,666.67 C Units to be sold for $1.20 each in order to raise up to $950,000 in working capital, equating to approximately 7.9% of the Company. Each C Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the C Units to receive dividend allocations, but not before A or B Unit Member dividend allocation requirements are met. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Membership Units). Some of these additional classes of securities could have rights that are superior to those of the Units. For example, the Company could create a new class of Membership Units and give them preemption or anti-dilution provisions.

The People Who Control the Company

Each person named below owns 20% or more of the total voting power of the Company as of March 18, 2025:

Name of Holder	Number of Membership Units	% of Voting Power[3] (Prior to Offering)
Steve Raack	3,000,000	58.8%

How the Exercise of Voting Rights Could Affect You

The securityholders with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your investment will increase in value. If they make poor business decisions, it is less likely your investment will increase in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, impacting your investment as equity investors are usually last in bankruptcy priority. They could also issue more Membership Units, thus diluting the value of your investment.

Indebtedness of the Company

None.

Other Offerings of Securities within the Last Three Years

On December 11, 2023, the Company issued 3,000,000 Common Units to its Founder and Managing Member. Managing Member has equity-based Common Unit compensation incentives which may be issued after defined business milestones are accomplished.

---

[3] Based on 5,104,916.67 Membership Units issued and outstanding as of March 18, 2025.

In January 2024, the Company commenced a private Regulation D offering of up to 4,000,000 Membership Units at a purchase price of $1.20 per Unit in order to raise working capital for the Company. A Form D relating to the Regulation D offering was filed with the SEC effective February 16, 2024. The Company has not made any subsequent Reg CF offerings. In connection with the Regulation D offering, as of March 18, 2025, the Company has raised $2,525,900 resulting in 2,104,916.67 Membership Units being issued to investors.

Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including equity purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

THE COMPANY'S FINANCIAL CONDITION AND FINANCIAL INFORMATION - 2023

2023 Financial Summary

There are no financial statements for the Company at this time as the Company was formed on December 11, 2023. As the business progresses, the Company will maintain its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The financial statements will be presented in United States dollars.

2023 Unsecured Notes Payable

None.

2023 Revenue and Gross Profit

The Company expects a significant increase in Revenue and Gross Profit for 2024 due to business opening and expansion of daily business operations.

2023 Selling, General and Administrative Expenses

The Company expects a significant increase in Selling, General and Administrative Expenses for 2024 due to business growth assistance along with increased services required for the Reg CF filing.

2023 Legal and Accounting Fees

The Company expects a significant increase in Legal and Accounting Fees for 2024 due to business growth assistance along with increased services required for the Reg CF filing.

2023 Inventory

None.

2023 Financial Statements

None.

Subsequent Events

Commencing in January 2024, the Company has issued units of Membership Interests as described in more detail under the section of this Memorandum entitled "Other Classes of Securities" above.

On January 11, 2024, the Company signed a lease, which commenced on February 1, 2024, for the property located at 19401 South Main Street, Carson, California 90248. The real property subject to the lease includes 4.3 acres of land, approximately 46,000 square feet of warehouse space, and approximately 6,000 square feet of clubhouse and office building space and associated parking.

Summary Financial Information

	Most recent fiscal year-end*	Prior fiscal year-end
Total Assets	$890,670	$0
Cash & Cash Equivalents	$880,882	$0
Accounts Receivable	$0	$0
Short-term Debt	$19,405	$0
Long-term Debt	$0	$0
Revenues/Sales	$102,309	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,534,166	$0

*This Summary Financial Information section, for the most recent fiscal year-end, contains the best information available at the time of this Form C creation. *2024 financials are not audited.* The Net Income loss in 2024 is impacted mainly by lease payments and constructions costs.

LITIGATION

The Company is currently involved in a lawsuit filed by a former general contractor alleging breach of contract. The lawsuit seeks monetary damages and is pending in the Superior Court of California, County of Orange. The Company believes that it has a strong defense to the claim, but there can be no assurance that the outcome of the litigation will be favorable. The Company believes that the resolution of this litigation could have an adverse effect on the Company's business and financial condition if the plaintiff is awarded its claim.

The Company is currently involved in a counter lawsuit, to the lawsuit mentioned above, filed by the Company against a former general contractor alleging fraud, poor workmanship, and negligence. The lawsuit seeks monetary damages and is pending in the Superior Court of California, County of Orange. The Company believes that it has a strong case with the counter claim, but there can be no assurance that the outcome of the litigation will be favorable. The Company believes that the resolution of this litigation could have an effect on the Company's business and financial condition if the Company is awarded its claim.

DISQUALIFICATION EVENTS

No Disqualifying Events

Neither The Company nor any individual identified by Section 227.503(a) of Reg CF is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we have received in this Offering, click to see the information on the investor website: powerplaypbinvestors.com . This website will be updated periodically.

ONGOING REPORTING

Annual Reports for the Company

The Company will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

Our Compliance with Reporting Obligations

The Company has never raised money using Reg CF before, and therefore has never been required to file any reports.

OTHER MATERIAL INFORMATION

Jurisdictions in which the Company intends to offer the Units:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL, LLC, (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS

INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, NVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES,

CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1.   Subscription.

        a.   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase the C Units of (the "Securities"), of Pickleball Etc. LLC, (the "Company"), a limited liability company organized under the State of California, for the principal amount of $[_____], upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Operating Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

        c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

        d.   The aggregate principal amount of Securities sold shall not exceed $950,000 (the "Maximum Offering"). The Company may accept subscriptions until March 25, 2025 (the "Termination Date"). Providing that subscriptions for $10,000.00 of Securities are received (the "Target Price"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

        e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

        a.   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

        b.   Escrow arrangements. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Andes Capital Group, LLC's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

        a.   Organization and Standing. The Company is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

        b.   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

        c.   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non- assessable.

        d.   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e.   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f.   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a.   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b.   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

      c.   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

      d.   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

           i.   To the Company;
           ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
           iii.   As part of an offering registered under the Securities Act with the SEC; or
           iv.   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

      e.   <u>Investment Limits</u>. Subscriber represents that either:

           i.   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
           ii.   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

      f.   <u>Securities holder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Securities holder (or potential Securities holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers**

any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g.   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h.   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j.   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN CLAIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT

ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

        a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

        b.   This Subscription Agreement is not transferable or assignable by Subscriber.

c.　The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.　None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.　In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.　The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.　This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.　The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.　The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.　This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.　If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.　No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Pickleball Etc. LLC

Subscription Agreement Signature Page

I acknowledge that Pickleball Etc. LLC "the Company" does not make any representation or warranty concerning the completeness of any information provided. I also acknowledge and agree that I have been advised to conduct my own review of the business and affairs of the Company before subscribing.

1.   **INVESTMENT:**

    (a)   The undersigned subscribes for _____ C Units in Pickleball Etc. LLC @ $1.20 per C Unit.

    (b)   Total subscription price ($1.20) times number of C Units) = $_____.

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

This Subscription is accepted on _____, 2025

Pickleball Etc. LLC

By: _____
Name: Steve Raack
Title: Managing Member

APPENDIX B
INVESTOR OVERVIEW PRESENTATION

This Investor Overview Presentation is to help provide additional information regarding the Offering. This Investor Overview Presentation includes many estimates and projections.

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.





DISCLAIMER: This Presentation contains forward-looking statements and forward-looking information. Often, but not always, forward-looking statements can be identified by the use of words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Examples of such statements include: (A) the financial forecast of the Company; (B) the intention or plans to grow the business and operations of the Company; (C) the expansion of the Company's business into other revenue streams.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Presentation. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of the Company to obtain necessary financing; the economy generally; consumer interest in the offering(s) of the Company; competition; and anticipated and unanticipated costs. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Presentation. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this Presentation are expressly qualified in their entirety by this Notice and Disclaimer. The forward-looking statements and information included in this Presentation are made as of the date of this Presentation and the Company assumes no obligation to update such forward-looking statements to reflect new information, subsequent events or otherwise, unless required by applicable securities legislation.

PICKLEBALL GROWTH

Pickleball is now *the fastest-growing sport* in the nation for the *fifth consecutive year*, with **48.3 million U.S. adults** (19% of the adult population) having played at least one game in the last 12 months, according to the Association of Pickleball Professionals.



LA MARKET POTENTIAL

Los Angeles does not have a dedicated pickleball club – until now! The majority of the locations are public parks with a handful of pickleball courts within existing tennis clubs. Los Angeles is a challenging area due to costs, traffic issues, sound issues and lack of parking.

KEY POINTS
- 2.5M population (10-mile radius)
- 44 locations (216 pickleball courts; 20-mile radius)
- Largest locations each have 16 courts
    - Beverly Hills (20 miles away)
    - Seal Beach (17 miles away)
- Average number of courts per location: 4

PowerPlay Pickleball will have 30 courts and will be the largest, dedicated pickleball club in Southern California. This is approximately 13% of the total pickleball court locations in this defined area.



Los Angeles
Culver City
Inglewood
El Segundo
Hawthorne
Manhattan Beach
Lawndale
Gardena
Redondo Beach
Torrance
Carson
West Carson
Rolling Hills Estates
Lomita
Long Beach
Compton
Paramount
Bellflower
Lakewood
Downey
Norwalk
Cerritos
Cypress
Los Alamitos
Seal Beach
Vernon
Huntington Park
South Gate
Lynwood
Bell Gardens
Commerce
East Los Angeles
Monterey Park
Pico Rivera
Santa Fe Springs
Whittier
Terminal Island

CONFIDENTIAL – DO NOT SHARE

4

CENTRALIZED LOCATION







Downtown Los Angeles (14 Miles)
LAX Airport (12 Miles)
Manhattan Beach Pier (10 Miles)
PowerPlay PICKLEBALL
Long Beach (10 Miles)
Rancho Palos Verdes (16 Miles)

CORPORATE NEIGHBORS:

HERBALIFE

GOODYEAR

PORSCHE EXPERIENCE CENTER LOS ANGELES

CONFIDENTIAL – DO NOT SHARE

5

ACCESS PLUS VISIBILITY



Our location has tremendous freeway visibility from the 405 Freeway North and there is an offramp which ends at a light directly in front of the property.

The **2021 Average Annual Daily Traffic Volume** for the 405 to 110 Freeway interchange is **258,000 cars**.

- The LA Almanac Website
(https://www.laalmanac.com/transport/tr26b.php)

VIEW OF PROPERTY FROM 405 FREEWAY NORTH

3-PHASE DEVELOPMENT



PHASE 1	PHASE 2	PHASE 3
Convert 41,000 SF warehouse into 9 indoor pickleball courts, Pro Shop, Lounge, Athlete Recovery Center, Podcast Studio, Juice Bar, Boardroom, Office Space, Golf Simulator	Convert portion of outdoor area into a new parking lot to support full-site vision	Build 21 outdoor pickleball courts and convert existing 6,000 SF building into a restaurant, bar, event space and patio

SITE PLAN



PHASE 1
- Warehouse Building

PHASE 2
- New Parking Lot

PHASE 3
- Outdoor Courts and Clubhouse

(E) BUILDING
PROPOSED PICKLEBALL COURTS
(E) BUILDING
SAN DIEGO FREEWAY
MAIN STREET

CONFIDENTIAL – DO NOT SHARE

8

PHASE 1 UPDATE



PowerPlay
PICKLEBALL

CONFIDENTIAL – DO NOT SHARE

9

PHASE 1
REVENUE STREAMS











INDOOR PICKLEBALL

PRO-SHOP

RESET PICKLEBALL LOUNGE

GOLF SIMULATOR + BOARD ROOM

PODCAST STUDIO

POWER PLAY
IS OPEN







In early December 2024, we gained approval to open our indoor pickleball courts, Pro Shop, Lounge and RESET Athletic Recovery Center.

LA's first and only dedicated pickleball club with premier, tournament level, indoor pickleball courts.

ONSITE SPORTS CHIROPRACTOR



Dr. Cynthia Bocarra ("Dr. C") has over 30 years of sports chiropractor experience. She currently travels with the **Major League Pickleball** (MLP) tour, helping the best pickleball athletes in the world prevent and recover from injuries. She's highly respected in the pickleball industry.

Dr. C has created a worldclass RESET Pickleball Lounge, based inside PowerPlay Pickleball.

- Cold Plunge
- Dry Sauna
- Super Human Protocol systems
- Cupping, Scraping, Taping and Adjusting services
- Compression Boots
- IV Therapy

Having Dr. C as a key member of PowerPlay Pickleball increases credibility and enthusiasm for the club. She's a major differentiator – community parks don't have Dr. C.

UPCOMING ENGAGEMENTS



3-year agreement to host premier APP events with at least 1 major broadcast tournament each year. Targeting late Summer / early Fall 2025.



3-year agreement to host Regional or National Championship tournaments each year. Southern California Regional booked for March 6-9, 2024.

Entertainment Pickleball League (EPL) was booked for January 25, 2025 but moving out due to the LA fires. The EPL brings together Hollywood's biggest brand names for fun, competitive tournaments. Brands include: CAA, Netflix, Hulu, WME, Disney, Apple TV and others.

Technology Pickleball League (TPL) is in the planning stages. The TPL brings together LA's biggest technology companies. Brands include: Snapchat, Google, Meta, X and others.

Los Angeles Chargers is in planning stages for an IMPACT Fund fundraising event.

We have a "Letter of Intent" with **David Dobrik**, a major LA influencer, to lease our Clubhouse restaurant for his Food & Beverage operations.

REVENUE MODEL

PowerPlay will utilize a **membership** and **drop-in** revenue strategy to maximize engagement.

- **Membership** will consist of annual pre-paid members and month-to-month members. Membership will have perks and incentives such as free ladder play and free open play.

- **Drop-in** players will be non-members who selectively chose events, classes, etc. for a $20-30 fee

Phase 1, the indoor pickleball courts, will maximize membership at 500. Once the outdoor courts are built, membership will increase to a maximum of 2,000.

Additional revenue streams will be outsourced / sub-leased. These include the RESET Pickleball Studio, 1099 coaching services, event planning, golf simulator operations, etc.

10-YEAR PRO FORMA

(estimates)

		2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
REVENUE											
Membership	$	88,148	1,506,600	4,418,292	4,725,155	4,973,486	5,048,088	5,123,809	5,200,667	5,278,677	5,357,857
Drop-Ins	$	12,960	442,402	626,135	667,071	708,214	715,297	722,449	729,674	736,971	744,340
Tournaments	$	-	90,000	308,000	308,000	308,000	315,700	323,593	331,682	339,974	348,474
Events	$	1,660	69,000	144,000	144,000	144,000	147,600	151,290	155,072	158,949	162,923
Pro Shop	$	2,704	85,727	151,421	162,426	171,635	175,926	180,324	184,832	189,453	194,189
Food & Beverage	$	189	33,049	200,079	209,983	218,271	220,454	222,659	224,885	227,134	229,405
EV Charging Stations	$	-	16,000	102,000	150,000	187,500	192,188	196,992	201,917	206,965	212,139
Coaching / Leagues / Clinics	$	4,155	95,931	191,893	196,893	196,893	198,862	200,850	202,859	204,887	206,936
Total Revenues	$	109,816	2,338,708	6,141,819	6,563,527	6,907,999	7,014,114	7,121,966	7,231,588	7,343,010	7,456,264
OPERATING EXPENSES											
Payroll	$	4,000	234,000	406,440	417,193	428,269	438,976	449,950	461,199	472,729	484,547
Administrative	$	56,220	131,600	138,600	185,400	195,000	199,875	204,872	209,994	215,244	220,625
Rent	$	450,000	953,544	2,055,622	2,117,291	2,180,810	2,246,234	2,313,621	2,383,030	2,454,521	2,528,156
Coaching / Leagues / Clinics	$	-	95,484	151,114	143,114	131,462	134,748	138,117	141,570	145,109	148,737
Total Operating Expenses	$	510,220	1,414,628	2,751,776	2,862,998	2,935,540	3,019,833	3,106,560	3,195,792	3,287,602	3,382,065
NET OPERATING INCOME	$	(400,404)	924,081	3,390,042	3,700,529	3,972,459	3,994,281	4,015,406	4,035,796	4,055,408	4,074,199

Includes 3-weeks of Revenue. Does not include Construction Expenses.

Rent includes $800k Deposit Offset in 2024

INVESTMENT BY PHASE

RAISE $4.8M
Includes deposit of $1M plus first month's rent of $90k.
$800k of the deposit is pre-paid rent and will be allocated
to monthly rent payments starting on June 1, 2025.



PHASE 1

41,000 SF Warehouse
conversion ~ $1M

PHASE 2

New Parking Lot
conversion ~ $200k

PHASE 3

Outdoor Courts and
Clubhouse ~ $2.6M

FUTURE VISION

HOST 2028 OLYMPIC EXHIBITION MATCHES
With the Olympics coming to Los Angeles in 2028, we are already
communicating our desire to host international exhibition matches
at PowerPlay. Pickleball did not make it into the LA Olympic
offering, however that won't stop us from showcasing the sport to
the world in some capacity.

**PowerPlay is the only dedicated pickleball facility in Los
Angeles.** With our premier facility and 30 courts, we're the perfect
location to run events for international teams to compete.



INVESTMENT IN LLC UNITS

STRUCTURE – <mark>EQUITY PLUS PRIORITY CASH OUT VIA DIVIDENDS</mark>

EQUITY
- 40% Ownership in the LLC
- We are not exploring debt financing, only seeking equity investments

CASH OUT
- Dividends paid once LLC is profitable and bank account cash balance is over $500K
- Dividend Schedule
  - A Unit Investors = $1.5M (12.5% equity) will receive 100% cash back via dividends first **(SOLD OUT)**
  - B Unit Investors = $2.35M (19.6% equity) will receive 50% cash back via dividends second
  - C Unit Investors = $.95M (7.9% equity) via RegCF will receive pro-rata dividends once A and B Unit Investors are paid via defined dividend criteria

NOTE: After "cash back via dividends" is paid to A and B unit holders, investors will still retain initial equity

CONTACT



Steve Raack
steve@powerplaypb.com
(310) 259-1248

30 years of business experience at global, billion-dollar corporations and start-ups including Andersen Consulting, Sony Pictures Entertainment, Herbalife International, Beautycounter and more. Raised over $40 Million in investment capital to launch and grow brands.

Currently the CEO and Co-Founder of PickleballSuperstore.com. Has forged strong strategic alliances with many professional pickleball players (including Tyson McGuffin), the Association of Pickleball Players (APP), USA Pickleball, DUPR, PPR, PicklePlay and others.

Raised in Los Angeles and a pickleball addict who is passionate about building strong pickleball communities.